VERVE S CORP (FORMERLY VERVE. S LLC)

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Verve S. Corp (formerly, Verve. S LLC)
Philadelphia, PA

We have reviewed the accompanying financial statements of Verve S Corp (formerly Verve. S LLC), which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Verve S Corp (formerly, Verve. S LLC) and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
November 9, 2021

VERVE S CORP
(FORMERLY, VERVE. S LLC)
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 11,079	$ 88,081
Prepaid expenses and other current assets	7,860	7,860
TOTAL CURRENT ASSETS	18,939	95,941
PROPERTY AND EQUIPMENT		
Property and equipment, net	50,000	7,000
OTHER ASSETS		
Intangible assets	40,700	40,000
TOTAL ASSETS	$ 109,639	$ 142,941

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 2,020	$ -
TOTAL CURRENT LIABILITIES	2,020	-
LONG-TERM LIABILITIES		
Due to related party	85,000	42,941
Convertible note	106,674	100,460
TOTAL LONG-TERM LIABILITIES	191,674	143,401
TOTAL LIABILITIES	193,694	143,401
SHAREHOLDERS' EQUITY		
Common stock, see note 6	-	-
Contributions/(Distributions)	149	10,000
Accumulated deficit	(84,204)	(10,460)
TOTAL SHAREHOLDERS' EQUITY	(84,055)	(460)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 109,639	$ 142,941

See independent accountant's review report and accompanying notes to financial statements.

VERVE S CORP
(FORMERLY, VERVE. S LLC)
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Amortization and depreciation expense	-	-
General and administrative	28,744	-
Professional fees	22,800	-
Sales and marketing	15,986	10,000
TOTAL OPERATING EXPENSES	67,530	10,000
NET OPERATING LOSS	(67,530)	(10,000)
OTHER INCOME/(EXPENSES)		
Interest expense	(6,214)	(460)
TOTAL OTHER INCOME/(EXPENSES)	(6,214)	(460)
NET LOSS	$ (73,744)	$ (10,460)

See independent accountant's review report and accompanying notes to financial statements.

VERVE S CORP
(FORMERLY, VERVE. S LLC)
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock				
	Shares	**Amount**	**Contributions/ (Distributions)**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, JANUARY 1, 2019		$ -	-	$ -	$ -
Contributions	-	-	10,000	-	$ 10,000
Net loss	-	-	-	(10,460)	$ (10,460)
ENDING BALANCE, DECEMBER 31, 2019	-	$ -	$ 10,000	$ (10,460)	$ (460)
Distributions	-	-	(9,851)	-	$ (9,851)
Net loss	-	-	-	(73,744)	$ (73,744)
ENDING BALANCE, DECEMBER 31, 2020	**-**	**$ -**	**$ 149**	**$ (84,204)**	**$ (84,055)**

See independent accountant's review report and accompanying notes to financial statements.

VERVE S CORP
(FORMERLY, VERVE. S LLC)
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (73,744)	$ (10,460)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	-	-
(Increase) decrease in assets:		
Prepaid expenses and other current assets	-	(7,860)
Increase (decrease) in liabilities:		
Accounts payable	2,020	-
Accrued interest	6,214	460
CASH USED FOR OPERATING ACTIVITIES	(65,510)	(17,860)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(700)	(40,000)
Cash used for fixed assets	(43,000)	(7,000)
CASH USED FOR INVESTING ACTIVITIES	(43,700)	(47,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	-	100,000
Capital contributions/(distributions)	(9,851)	10,000
Due to related party	42,059	42,941
CASH PROVIDED BY FINANCING ACTIVITIES	32,208	152,941
NET INCREASE (DECREASE) IN CASH	(77,002)	88,081
CASH AT BEGINNING OF YEAR	88,081	-
CASH AT END OF YEAR	$ 11,079	$ 88,081
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Verve S Corp (Formerly Verve. S LLC) (the "Company") was incorporated in the State of Delaware on January 4, 2021, and converted from a limited liability company, Verve. S LLC, originally registered in the State of Delaware on September 27, 2018. Due to the nature of the subsequent event, the financial statements presented herein give a retroactive effect to the reorganization as a corporation. The Company specializes in electric shareable scooters that an individual can rent that are more economically and ecological means of transportation throughout the city.

Going Concern
Since Inception, the Company has relied on funds from related party notes and convertible notes to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the electric scooters.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce.

1. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties (continued)

Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company had no accounts receivable.

Software Development Costs

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the VerveS application. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/ development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company will begin amortizing the costs of the software in 2021.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020, and 2019.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Philadelphia and Delaware.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling access to scooters. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Equipment	$ 50,000	$ 7,000
	50,000	7,000
Less: Accumulated depreciation	-	-
Total	$ 50,000	$ 7,000

As of December 31, 2020, the Company has not yet begun depreciating the equipment, as it has not yet been placed into service.

4. Convertible Notes

In 2020, the Company issued a convertible promissory note for $100,000 with 6% APRs and maturity dates in 2022.

5. Due to Related Party

Since inception, the majority shareholder of the Company loaned the Company a total of $85,000 and $42,941 as of December 31, 2020, and 2019. The loan carries no interest, minimum monthly payments or maturity dates. Management does not intend to pay back the note within the next year.

6. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,000,000 shares, at $0.001 par value per share. As of December 31, 2020, and 2019, no shares have been issued and none are outstanding.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on September 27, 2018 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

Conversion to a Corporation
On January 4, 2021, the Company filed a Certificate of Conversion from a Limited Liabiltiy Company to a Corporation Pursuant to Section 265 of the Deleware General Corporation Law. This filing converted Verve. S LLC to Verve S Corp. In conjunction with the filing, the company authorized up to 1,000,000 shares of common stock at a $0.001 par value, per share.

Issuance of Shares
During 2021, the Company issued a total of 810,000 shares of common stock to founders of the Company.

Managements Evaluation
The Company has evaluated subsequent events through November 9, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.